UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Reports Record Revenue Growth for Fiscal 2007

$61.8 Million in Revenues, a 191% Increase Over 2006, Underscores Success of Strategic Initiatives to Transition into a Fully Integrated Entertainment Company

KEY HIGHLIGHTS:

Company:

•

Concludes fiscal 2007 with record $61.8 million in revenues, a 191% increase over 2006.

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Reports record year of production with delivery of 12 feature films, 43 episodes of television programming and 9 made-for-TV movies

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Announces strategic initiatives to accelerate gains in overall performance and growth

TORONTO--(MARKET WIRE)--Peace Arch Entertainment Group Inc. (Toronto: PAE.TO - News) (AMEX:PAE - News), an integrated global entertainment company, today announced operating results for the year ended August 31, 2007.  The results include record revenues of $61.8 million, a $40.5 million or 191% increase over the previous year’s revenues of $21.3 million, demonstrating the success of the Company’s initiatives to increase global distribution of its films, television programming and home entertainment products.

Peace Arch reported a net loss of $(5.7) million, or $(0.17) per diluted share in fiscal 2007, compared to a net loss of $(4.6) million, or $(0.21) per diluted share for fiscal 2006. Included in the results for the year is a $6.3 million write down in programming in the motion picture segment, attributable almost entirely to film projects produced or developed by Peace Arch prior to fiscal 2005.  Excluding this write down, earnings from operations were $3.5 million and earnings before income taxes were $1.6 million, which reflects the positive results from both acquisitions and organic growth executed as part of the Company’s business plan.

“It took longer than we expected to release our year-end statements because of circumstances we previously disclosed,” said Jeff Sagansky, Chairman and Chief Executive Officer of Peace Arch Entertainment. “While we understand the uncertainty this delay has caused, in light of those circumstances management wanted to assure our Board, our shareholders and the financial community that our review was thorough, accurate, and complete. Now that we have reached the end of that process, we can focus on the story behind fiscal 2007, which is the success of the Peace Arch team in increasing the volume and improving the quality of our product supply while expanding our worldwide distribution and sales capabilities.”

During fiscal 2007, the Company increased productivity to deliver 12 new feature films, and had 12 additional features in production at year-end. The Company delivered nine made for television movies and 43 episodes of television programming during the year, including ten hours of its award winning series “the Tudors”.  The Company had five television series and one television movie in production at year-end.  This rate of production shows significant growth over fiscal 2006, when Peace Arch delivered 10 feature films, 10 episodes of television programming and three made-for-television movies.

“Overall, during 2007 Peace Arch filled its sales and distribution pipeline with a diverse array of highly commercial content, and the Company expects to see the financial results of those efforts as these projects are brought to market in fiscal 2008 and 2009,” said Mr. Sagansky. “We also diversified our revenue streams and enhanced our asset base by acquiring the Castle Hill/Dream film library, the Trinity Home Entertainment U.S. DVD distribution business and Dufferin Gate Productions’ production services operation and facility. Our investment in 2007 provided a solid groundwork for a strong 2008, during which we expect to further improve our business model by increasing our North American theatrical distribution capabilities and expanding our television production activities while continuing to look for accretive acquisitions of content and distribution channels.”

On February 28, Peace Arch announced its intention to restate its audited financial statements for the year ended August 31, 2006 and its unaudited results for the first three quarters of 2007.  The impact of these adjustments on the Company’s net earnings for the year ended August 31, 2006 amounts to a decrease of $499,000.  For the periods ended November 30, 2006, February 28, 2007 and May 31, 2007, these adjustments result in decreases in net earnings of $459,000, $1,003,000 and $775,000, respectively.

As a result of various audit adjustments relating to the year ended August 31, 2007 and restatement relating to fiscal 2006, the Company has also determined that there were a number of control deficiencies that amounted to material weaknesses in internal control over financial reporting as at August 31, 2007.  These deficiencies and the steps the Company is taking to improve its internal controls and remediate those material weaknesses are identified in the Company’s MD&A and Item 15 of the 20F.

The Company’s MD&A together with its full Financial Statements and Note Disclosure, which are an integral part of those statements, can be found at www.sedar.com  <http://www.sedar.com>.

Peace Arch has not yet filed its financial statements for the first quarter of fiscal 2008, which is the period ending November 30, 2007. On December 13, 2007 the Ontario Securities Commission (“OSC”) issued a Management Cease Trade Order that will remain in place until such time as the Company files its first quarter statements. The Company intends to continue complying with the alternative information guidelines of the OSC until such time as it becomes current with its filing obligations.

Some of the major highlights for the fourth quarter of fiscal 2007 and subsequent events include:

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June 5, 2007: Peace Arch Entertainment Announces Private Placement of $33 Million to Fund Recently Announced Acquisition Agreements

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July 5, 2007: Peace Arch Entertainment Completes Acquisition of Trinity Home Entertainment

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July 30, 2007: Peace Arch Entertainment Announces Completion of Dufferin Gate Productions Acquisition

August 18, 2007: Peace Arch Entertainment Launches U.S. Theatrical Releasing Division With Critically Acclaimed Comedy 'Delirious'

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September 7, 2007: Peace Arch Announces Election of Prominent Industry Executive, Jeffrey Sagansky, to Co-Chairman of Board of Directors

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September 11, 2007: Peace Arch Entertainment Announces President John Flock Elected to Board of Directors and Promoted to Chief Operating Officer

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September 12, 2007: Peace Arch Announces Completion of Record-Setting Production Year for The Eyes Division

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September 14, 2007: Showtime, Peace Arch Entertainment and TM Productions' Breakthrough Television Series 'The Tudors' Wins Two Emmy(R) Awards

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September 19, 2007: Peace Arch Announces Sony Pictures Worldwide Acquisitions Group and the Canadian Broadcasting Corporation Have Acquired International Distribution Rights for Second Season of Acclaimed Series "The Tudors"

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September 25, 2007: Peace Arch Entertainment Announces Exclusive Licensing Agreement With Distraction to Repurpose Company's Innovative Television Content

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October 9, 2007: Peace Arch Entertainment Markets Record Slate of New Television and Film Content at MIPCOM Global Television Market

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October 31, 2007: Peace Arch Entertainment Announces Record Slate of Feature Films for 2007 American Film Market Event

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1000 classic and contemporary titles. For additional information, please visit www.peacearch.com. For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Marketwire

     Contact:

     Roy Bodner

     Senior Vice President

     Marketing and Communications

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheet Highlights

Unaudited – Prepared by Management

As at August 31, 2007 and 2006

(In thousands of Canadian dollars)

	2007	2006 Restated

Assets	150,207	83,219

Liabilities	103,091	66,087

Shareholders’ Equity	47,116	17,132

Consolidated Statements of Earnings (Loss)

Unaudited – Prepared by Management

For the years ended August 31, 2007, 2006 and 2005

(In thousands of Canadian dollars, except per share amounts)

	2007	2006 Restated	2005
Revenues
Motion Picture	13,966	9,399	9,200
Television	25,622	2,265	1,547
Home Entertainment	22,199	9,594	-

	61,787	21,258	10,747

Expenses
Amortization of investment in film and television programming, and other production costs	27,671	7,787	8,636
Writedown of investment in film and television programming	6,320	468	-
Home entertainment direct costs	15,663	7,538	-
Selling, general and administrative	12,568	6,893	3,486
Stock and warrant-based compensation costs	1,535	1,368	257
Other amortization	802	347	74
	64,559	24,401	12,453

Loss before the undernoted	(2,772)	(3,143)	(1,706)

Interest income	1,539	1,126	818
Interest expense	(4,477)	(3,372)	(953)
Gain on sale of asset	-	44	98
Foreign exchange gain	457	659	679
(Loss) gain on settlement of obligations	(409)	(41)	2,560
Legal settlement	957	-	-

(Loss) earnings before income taxes and non-controlling interest	(4,705)	(4,727)	1,496

Income tax (expense) recovery	(979)	108	-
Non-controlling interest	-	-	(47)

Net (loss) earnings for the year	(5,684)	(4,619)	1,449

(Loss) earnings per common share
Basic	$(0.17)	$(0.21)	$0.07
Diluted	$(0.17)	$(0.21)	$0.07

The Notes to these Financial Statements and the Annual MD&A, which can be found at: www.sedar.com, are an integral part of these financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

Unaudited – Prepared by Management

For the years ended August 31, 2007, 2006 and 2005

(In thousands of Canadian dollars)

	2007	2006 Restated	2005

Deficit – beginning of year	(9,182)	(4,255)	(35,442)

Effect of adoption of Accounting Guideline-15	-	-	53
Reduction in stated capital	-	-	29,707
Preference share dividends	(443)	(308)	(22)
Net (loss) earnings for the year	(5,684)	(4,619)	1,449

Deficit – end of year	(15,309)	(9,182)	(4,255)

The Notes to these Financial Statements and the Annual MD&A, which can be found at: www.sedar.com, are an integral part of these financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	March 18, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

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Preparation and Filing of Report

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D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.